SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        OMEGA HEALTHCARE INVESTORS, INC.
                        --------------------------------

             (Exact name of Registrant as specified in its charter)


                   Maryland                          38-3041398
          -----------------------------         ----------------------
      (State or other jurisdiction of     (I.R.S. Employer Identification No.)
       incorporation or organization)


              900 Victors Way, Suite 350, Ann Arbor, Michigan 48108
              -----------------------------------------------------
               (Address of principal executive offices) (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

               Title of each class      Name of each exchange on which
               to be so registered      each class is to be registered
               ---------------------   --------------------------------

             Preferred Stock Purchase Rights New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [X]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
             General Instruction A(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:________

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----

                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On May 12, 1999, the Board of Directors of Omega Healthcare Investors, Inc. (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each share of common stock, par value $0.10 per share (the "Common Stock"), of the Company outstanding at the close of business on May 24, 1999 (the "Record Date"). The dividend will be paid on the Record Date to holders of Common Stock on such date. The holders of any additional shares of Common Stock issued after the Record Date and before the redemption or expiration of the Rights (or the Distribution Date, as defined below) will also be entitled to one Right for each such additional share of Common Stock. Each Right entitles the registered holder under certain circumstances to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Participating Preferred Stock"), of the Company at a price of $90.00 per one one-thousandth of a share of Participating Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of May 12, 1999 between the Company and First Chicago Trust Company, as rights agent (the "Rights Agreement").

         Initially, the Rights will be attached to and evidenced by certificates evidencing shares of Common Stock, and no separate certificates for the Rights will be distributed. The Rights will become exercisable and will be evidenced by separate certificates only after the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Common Stock (thereby becoming an "Acquiring Person"), (ii) 15 business days (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of persons of 10% or more of the outstanding Common Stock, or (iii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the filing of any application, request or other document with a governmental agency seeking approval of, attempting to rebut any presumption of control upon, or indicating an intention to enter into, any transaction or series of transactions that would result in any person becoming the beneficial owner of 10% or more of the outstanding Common Stock (the first of such dates to occur being referred to herein as the "Distribution Date"). Common Stock certificates issued upon transfer or issuance of Common Stock after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) will contain a notation incorporating the Rights Agreement by reference. In addition, if the Board of Directors in good faith determines that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement.

         The Rights will expire on May 12, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of shares of Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment under certain circumstances from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

         Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Participating Preferred Stock will be entitled to a minimum preferential quarterly distribution payment, when, as and if authorized by the Board of Directors out of funds legally available for such purpose, of $1.00 per share but will be entitled to an aggregate distribution of 1,000 times any distribution declared per share of Common Stock. In the event of liquidation, the holders of the Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Participating Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. In the event of issuance of
Participating  Preferred  Stock  upon  exercise  of  the  Rights,  in  order  to facilitate trading, a depositary receipt may be issued for each one one-thousandth of a share of Participating Preferred Stock.
The Rights will be protected by customary antidilution provisions.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, a number of shares of Common Stock having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price. In lieu of the issuance of Common Stock upon exercise of Rights, the Board of Directors may under certain circumstances, and if there is an insufficient number of shares of Common Stock authorized but unissued to permit the exercise in full of the Rights, the Board is required to, take such action as may be necessary to cause the Company to issue or pay upon the exercise of Rights, cash (including by way of a reduction of the Purchase Price), property, other securities or any combination of the foregoing having an aggregate value equal to that of the Common Stock which otherwise would have been issuable upon exercise of the Rights. The Company may permit the Rights to be exercised for 50% of the shares of Common Stock (or cash, property or other securities that may be substituted for Common Stock) that would otherwise be purchasable upon exercise thereof in consideration of the surrender of the Rights so exercised and without other payment of the Purchase Price.

         In the event that, after any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current
Purchase Price, a number of shares of common stock of the acquiring company having a market value (determined in accordance with the Rights Agreement) equal to two times the Purchase Price.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of Participating Preferred Stock) per Right (subject to adjustment).

         As soon as practicable after the Distribution Date, the Company is obligated to use its best efforts to file a registration statement under the Securities Act of 1933, as amended, relating to the securities issuable upon exercise of Rights and to cause such registration statement to become effective as soon as practicable.

         At any time prior to the time a person or group of persons becomes an Acquiring Person, the Board of Directors may redeem the Rights, in whole but not in part, at a redemption price of $0.01 per Right (the "Redemption Price"), payable in cash, Common Stock or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the effectiveness of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after the time any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Stock.

         The Rights Agreement, which specifies the terms of the Rights and the Participating Preferred Stock, has been filed as Exhibit 4 to this Registration Statement and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, including the definitions therein of certain terms.

ITEM 2.  EXHIBITS
          Exhibit No.              Exhibit
          ---------------          --------

          4 Rights Agreement, dated as of May 12, 1999, between Omega Healthcare Investors, Inc. and First Chicago Trust Company, as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary relating to the Series A Junior Participating Preferred Stock) and Exhibit B thereto (Form of Right Certificate)

                                                      SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                        OMEGA HEALTHCARE INVESTORS, INC.


Date: May 14, 1999                         By:     /s/ David A. Stover
                                                 --------------------------
                                                     David A. Stover
                                                     Chief Financial Officer

                     EXHIBIT INDEX
                     -------------


          Exhibit No.              Exhibit
          ---------------          --------

              4 Rights Agreement, dated as of May 12, 1999, between Omega Healthcare Investors, Inc. and First Chicago Trust Company, as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary elating to the Series A Junior Participating Preferred Stock) and Exhibit B thereto (Form of Right Certificate)(incorporated by reference to
                                   Exhibit 1 to the Registrant's Current Report on Form 8-K dated May 12, 1999)